[Letterhead of Hayden Bergman Rooney, Professional Corporation]

November 9, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3720

Washington, D.C. 20549-7010

Attn: Derek B. Swanson

RE:	Trans-India Acquisition Corporation

Proposed Amendment No. 4 to Registration Statement on Form S-1

File No. 333-136300

Ladies and Gentlemen:

On behalf of Trans-India Acquisition Corporation (“Trans-India” or the “Company”), we are providing this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with a proposed Amendment No. 4 to the registration statement (the “Registration Statement”) on Form S-1 to be filed by the Company. The Company filed Amendment No. 3 to the Registration Statement and printed preliminary prospectuses on October 19, 2006, and began its road show on October 23, 2006. During the course of its road show, Trans-India management and I-Bankers Securities, Inc., representative of the underwriters (the “Representative”), received certain comments on the terms of the offering. As a result of these comments and current market conditions, the Company is proposing to file Amendment No. 4 to the Registration Statement to make two changes in terms for the benefit of investors.

Extension of Stockholder Lock-Up

The first proposed change is to extend the term of the lock-up between all of the existing stockholders and the Representative. The current lock-up agreement prohibits any sale or transfer of securities of the Company by the existing stockholders until the earlier of (i) six months after consummation of a business combination or (ii) three years after the date of the prospectus. The proposed change is to extend the period in (i) to eighteen months after consummation of a business combination.

The revised disclosure in the prospectus would be to replace the words “six months” with “18 months” in the first paragraph under the section “Underwriting – No Sales of Similar Securities.”

The Company believes this change to be beneficial to the public investors and all of the existing stockholders of the Company have agreed to such change.

Increase in Management Capital Commitment

The second proposed change is to increase the committed capital of management and existing stockholders of the Company. The existing securities of the Company were issued for nominal value in June and July 2006 in connection with the organization of the Company. Certain of the directors and officers of the Company and their affiliates entered into a subscription agreement, dated July 28, 2006, and unconditionally committed to purchase 125,000 units of the Company in a private placement that will occur immediately prior to the offering (the “Private Placement”). The Private Placement units will be identical to the units sold in the offering except that they will not be registered.

150 Post Street | Suite 650 | San Francisco, CA 94108 | Tel (415) 692-3310 | Fax (415) 399-9320 | www.hbrpc.com

Securities and Exchange Commission

November 9, 2006

The Company proposes to enter into an additional subscription agreement with a non-U.S. person (as defined in Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) that would be an affiliate of certain of the directors and officers of the Company or their affiliates. The Company would issue an additional 75,000 units of the Company in a private placement transaction structured as an offshore transaction to such non-U.S. person pursuant to Rule 903 (Category 3) of Regulation S (the “Regulation S Private Placement”). The gross proceeds of the Regulation S Private Placement would be placed in the trust account. The Regulation S Private Placement would occur concurrently with the Private Placement and immediately prior to the offering. The units sold in the Regulation S Private Placement will be identical to the units sold in the offering except that they will not be registered. The Regulation S Private Placement units will be issued in compliance with, and include the restrictions contained in, Rule 903(b)(3)(iii), and otherwise would be subject to the lock-up restrictions described above and the escrow provision applicable to all securities of the Company outstanding prior to the offering as described in the prospectus. In addition, the holders of the units issued in the Regulation S Private Placement would waive their conversion rights with respect to such units and any rights to distributions from the trust account upon liquidation of the Company in respect of such units, as is the case for the units issued in the Private Placement. Finally, the holder of the shares included in those units would also agree to vote the shares in connection with the Business Combination in accordance with the vote of the majority of the public stockholders. The form of subscription agreement used for the Regulation S Private Placement would be included as an exhibit to Amendment No. 4 of the Registration Statement thereto. This structure is similar to that used in other recent blank check offerings.

The Company believes that the Regulation S Private Placement would not be integrated with the Private Placement, which was entered into pursuant to Rule 506 of Regulation D (“Regulation D”) promulgated of the Securities Act, in accordance with Preliminary Note 7 to Regulation D. In addition, the Company believes that the Regulation S Private Placement would constitute an offering exempt from Section 5 of the Securities Act and would not be integrated with the public or private offering, all in accordance with the SEC’s position set forth in SEC Release No. 33-6863, which states in pertinent part:

“Offshore transactions made in compliance with Regulation S will not be integrated with registered domestic offerings or domestic offerings that satisfy the requirements for an exemption from registration under the Securities Act, even if undertaken contemporaneously.”

The disclosure in the prospectus regarding the Private Placement would be revised to include the additional Regulation S Private Placement throughout the Registration Statement. The gross proceeds of the Regulation S Private Placement would be placed in the trust account and the disclosure regarding such proceeds would be revised throughout the Registration Statement.

The Company also believes this change to be beneficial to the public investors and the Board of Directors of the Company and applicable directors and officers and their affiliates that would participate in the Regulation S Private Placement all have agreed to such change.

The above change would require certain exhibits to the Registration Statement to be revised to reflect the increase in the amount of the trust fund and issuance of the securities in the Regulation S Private Placement. In addition, the Company otherwise has certain clarifying and corrective revisions to make to certain other exhibits, including Exhibit 1.1 (Form of Underwriting Agreement) and Exhibit 10.3 (Form of Investment Management Trust Agreement), that would be reflected in Amendment No. 4 to the Registration Statement.

Securities and Exchange Commission

November 9, 2006

The Company would like to proceed as expeditiously as possible with Amendment No. 4 to the Registration Statement to maintain its current scheduled timing for effectiveness on November 15, 2006 upon completion of its road show. The Company would appreciate the Staff’s preliminary comments on the above proposed changes. The Company acknowledges that the Staff may have additional comments upon filing of Amendment No. 4 and it is not bound in any way by any such preliminary comments based upon this letter.

Please contact the undersigned at (415) 692-3310 ext. 24 with any questions or comments regarding this letter.

Sincerely,

HAYDEN BERGMAN ROONEY
Professional Corporation

/s/ Kevin K. Rooney
Kevin K. Rooney

cc:	via facsimile

Bobba Venkatadri, Trans-India Acquisition Corporation

Craig Colmar, Trans-India Acquisition Corporation

Kathleen L. Cerveny, Dilworth Paxson LLP

Derek Swanson, Securities and Exchange Commission

Larry Spirgel, Securities and Exchange Commission

Kathleen Krebs, Securities and Exchange Commission

Terry French, Securities and Exchange Commission

Nasreen Mohammed, Securities and Exchange Commission